Exhibit C-7

Department of Finance Canada Ministère des Finances Canada

Annual Financial Report
of the Government of Canada

FISCAL YEAR 2011–2012

Canada

©Her Majesty the Queen in Right of Canada (2012)

All rights reserved

All requests for permission to reproduce this document or any part thereof shall be addressed to Public Works and Government Services Canada.

Cette publication est également disponible en français.

Cat. No.: F1-25/2012E-PDF

TABLE OF CONTENTS

Report Highlights	5

Revenues	15

Expenses	19

The Budgetary Balance and Financial Source/Requirement	24

Federal Debt	26

Comparison of Actual Budgetary Outcomes to Projected Results	29

Independent Auditor’s Report	30

Condensed Consolidated Financial Statements of the Government of Canada	31

Annex — OECD Measure of Total Government Net Debt	37

NOTE TO READERS

The financial results in this report are based on the audited consolidated financial statements of the Government of Canada for the fiscal year ended March 31, 2012, the condensed form of which is included in this report. For the 14th consecutive year, the Government has received an unmodified audit opinion from the Auditor General of Canada on the consolidated financial statements. The complete consolidated financial statements will be set out in the Public Accounts of Canada 2012 when tabled in Parliament.

The Fiscal Reference Tables have been updated to incorporate the results for 2011–12, the reclassification of certain prior years’ figures in the Federal Government Public Accounts tables to conform to the current year’s presentation, as well as historical revisions to the National Economic and Financial Accounts published by Statistics Canada.

REPORT HIGHLIGHTS

•

The Government posted a budgetary deficit of $26.2 billion for the fiscal year ended March 31, 2012, down from a budgetary deficit of $33.4 billion in 2010–11 and down by more than half from the $55.6-billion budgetary deficit recorded in 2009–10.

•

Revenues increased by $8.1 billion, or 3.4 per cent, from 2010–11, primarily reflecting higher economic activity. Program expenses increased by $0.8 billion, or 0.3 per cent. Public debt charges were up $0.2 billion.

•

The federal debt (the difference between total liabilities and total assets) stood at $582.2 billion at March 31, 2012. The federal debt-to-GDP (gross domestic product) ratio was 33.8 per cent, down from 33.9 per cent a year earlier.

•

As reported by the Organisation for Economic Co-operation and Development (OECD), Canada’s total government net debt-to-GDP ratio, which includes the net debt of the federal, provincial/territorial and local governments, as well as the net assets held in the Canada Pension Plan and Québec Pension Plan, stood at 33.3 per cent in 2011. This is the lowest level among Group of Seven (G-7) countries, which the OECD expects will record an average net debt of 80.4 per cent of GDP for that same year.

•	For the 14th consecutive year, the Government has received an unmodified audit opinion from the Auditor General of Canada on the consolidated financial statements.

Table 1

Financial Highlights

$ billions

	2010–11	2011–12

Budgetary transactions
Revenues	237.1	245.2
Expenses
Program expenses	239.6	240.4
Public debt charges	30.9	31.0
Total expenses	270.5	271.4
Budgetary balance	-33.4	-26.2
Non-budgetary transactions	-12.8	-6.2
Financial source/requirement	-46.2	-32.4
Net change in financing activities	32.0	35.2
Net change in cash balances	-14.1	2.8
Cash balance at end of period	14.3	17.1

Financial position
Total liabilities	920.9	967.7
Total financial assets	304.0	317.6
Net debt	616.9	650.1
Non-financial assets	66.6	68.0
Federal debt (accumulated deficit)	550.3	582.2

Financial results (% of GDP)
Revenues	14.6	14.2
Program expenses	14.7	14.0
Public debt charges	1.9	1.8
Budgetary balance	-2.1	-1.5
Federal debt (accumulated deficit)	33.9	33.8

Note: Numbers may not add due to rounding.

Economic Highlights1

Canada’s real economic output (real GDP) expanded by 2.4 per cent in 2011. As a result, real GDP is now well above its pre-recession levels—the best performance in the G-7. Canadian economic growth during 2011 was largely driven by sustained strength in demand from Canadian households and businesses. This more than offset weakness in the external sector.

The economic recovery has underpinned a strong rebound in Canada’s labour market. By August 2012, the economy had created about 770,000 jobs relative to its trough in July 2009—more than offsetting the jobs lost in Canada during the global economic downturn and the strongest job growth among G-7 countries over the recovery.

[1]	This section incorporates data available up to and including September 7, 2012. However, fiscal results in the following section cover the period from April 1, 2011 to March 31, 2012.

This good performance reflects Canada’s sound economic, fiscal and financial sector fundamentals, along with the significant and timely support provided under the stimulus phase of Canada’s Economic Action Plan.

Despite this positive performance, the global economic environment remains fragile and uncertain. The global recovery began to slow toward the end of 2011 and decelerated more notably early in 2012. The key factor underlying the slowdown has been the ongoing euro area sovereign debt and banking crisis. The euro area has seen virtually no growth over the last year, and several of its key economies fell back into recession in late 2011. In addition, the U.S. recovery continues to be sluggish as the country faces ongoing headwinds from deleveraging related to the housing crisis.

Although Canada’s economy has performed better than most other advanced economies, it has not been immune to the impact of these external developments. Real GDP growth eased from 2.4 per cent for 2011 as a whole to 1.8 per cent in the first half of 2012. The impact of the slowing global economy is also reflected in the evolution of expectations for nominal GDP, which is the broadest single measure of the tax base. At the time of Budget 2011, private sector economists expected nominal GDP to expand by 5.0 per cent in 2012. However, in response to weakening global economic prospects and declining commodity prices at the end of 2011 and in early 2012, private sector economists lowered their expectations for nominal GDP growth to 4.6 per cent in Budget 2012, and further reduced their outlook to 4.0 per cent at the time of the June 2012 survey.

The average of private sector economic forecasts has been used as the basis for fiscal planning since 1994 and introduces an element of independence into the Government’s fiscal forecast. This practice has been supported by international organizations such as the International Monetary Fund.

Table 2

Private Sector Forecasts of Nominal GDP Growth

per cent

	2011	2012

March 2011 survey/Budget 2011	5.8	5.0
March 2012 survey/Budget 2012	5.8	4.6
June 2012 survey	5.9	4.0

Looking ahead, there continue to be significant downside risks to the Canadian outlook, with the key risk being the ongoing crisis in Europe. Moreover, there remains significant uncertainty regarding the direction of U.S. fiscal policy in early 2013, based on current tax and spending legislation, and the possible negative impact it could have on the U.S. economy. While Canada’s economic performance over the last year has been encouraging, any setbacks in the global economic recovery can be expected to have an impact on Canada.

The Stimulus Phase of Canada’s Economic Action Plan

In Budget 2009, the Government introduced Canada’s Economic Action Plan (EAP) in response to the deepest global recession since the 1930s. The stimulus phase of the EAP was designed to support economic growth and job creation, and its implementation has been effective at protecting jobs and families while positioning Canada to succeed in a highly competitive global economy. The stimulus phase of the EAP has:

•	Reduced the tax burden for Canadians permanently;

•	Helped the unemployed through enhanced EI benefits and training programs;

•	Made significant investments in infrastructure, including the acceleration of the $33-billion Building Canada Fund, and supported the housing sector through the Home Renovation Tax Credit;

•	Advanced Canada’s knowledge economy by improving infrastructure at colleges and universities and supporting research and technology;

•	Supported industries and communities most affected by the global downturn;

•	Improved access to and the affordability of financing for Canadian households and businesses.

These measures have been implemented across a large number of departments, agencies and Crown corporations, often in partnership with other levels of government.

Because the stimulus in the EAP was designed to provide temporary support to the economy, the vast majority of initiatives announced in Budget 2009 ended as planned on March 31, 2011. In order to provide additional flexibility to the Government’s partners, the completion deadline for four provincial, territorial and municipal infrastructure programs was extended to October 31, 2011. As a result of this decision, the economic benefits and job creation impact of stimulus projects were continued for an additional construction season. Actions taken under the four cost-shared infrastructure programs during the last year of the EAP totalled approximately $1.1 billion. All the amounts recorded in 2011–12 correspond to expenditure measures.

Temporary stimulus has now been wound down, and the Government is moving forward with the next phase of the EAP. To learn more about the results that were achieved, Canadians can consult the eight reports on the stimulus phase of the EAP on the EAP website.

Canada’s Economic Action Plan—Results Achieved in 2011–12

accrual basis—$ billions

2011–12 Impact of EAP

Reducing the tax burden for Canadians
Helping the unemployed
Building infrastructure to create jobs	0.8
Advancing Canada’s knowledge economy and creating better jobs	0.2
Supporting industries and communities

Total federal support	1.1

Notes: Total does not add due to rounding. The $1.1 billion in EAP measures reported above for 2011–12 are recorded on an accrual basis. The eight reports to Canadians on the EAP focused on its cash values because this is the best measure to assess its stimulus impact on the economy.

The Budgetary Balance

The Government posted a budgetary deficit of $26.2 billion in 2011–12, down from the $33.4-billion deficit recorded in 2010–11.

Revenues were up $8.1 billion, or 3.4 per cent, from the prior year. Over half of this increase was attributable to growth in personal income tax revenues, which grew by $5.8 billion, reflecting gains in personal income from a growing economy. The remaining growth in revenues was largely attributable to increases in corporate income tax revenues and EI premium revenues, which increased by $1.7 billion and $1.1 billion, respectively.

Expenses were up $1.0 billion, or 0.4 per cent, from the prior year. Program expenses increased by $0.8 billion, as increases in major transfers to persons and major transfers to other levels of government were largely offset by a decrease in direct program expenses. Public debt charges increased by $0.2 billion, or 0.5 per cent, from the prior year, largely reflecting a higher stock of interest-bearing debt.

To enhance the comparability of financial results over time and across jurisdictions, the budgetary balance and its components are often presented as a percentage of GDP. The following chart shows the budgetary balance as a percentage of GDP since 1983–84. In 2011–12, the deficit was 1.5 per cent of GDP, down from 2.1 per cent a year earlier, and down more than half since 2009–10.

Federal Debt

The federal debt (accumulated deficit) is the difference between the Government’s total liabilities and its total assets. At the end of 2011–12, the federal debt stood at $582.2 billion.

The federal debt increased by $31.8 billion in 2011–12, largely reflecting the $26.2-billion budgetary deficit and a $2.3-billion other comprehensive loss. The $2.3 -billion other comprehensive loss was due mainly to actuarial losses on pensions and other employee future benefits recorded by enterprise Crown corporations and other government business enterprises as well as unrealized losses on the revaluation of the Government’s holdings of General Motors common shares. The federal debt increased by an additional $3.3 billion in 2011–12 due to one-time adjustments related to enterprise Crown corporations’ and other government business enterprises’ transition from Canadian Generally Accepted Accounting Principles to International Financial Reporting Standards (IFRS). The most significant impact of the transition to IFRS related to a change in enterprise Crown corporations’ and other government business enterprises’ accounting policies for pensions and other employee future benefits.

Table 3

Federal Debt (Accumulated Deficit)

$ millions

	2010–11	2011–12	Net change

Federal debt at beginning of year	519,097	550,327	31,230
Annual deficit	33,372	26,220	-7,152
Transition adjustment		3,337	3,337
Other comprehensive income (-) or loss	-2,142	2,292	4,434
Federal debt at end of year	550,327	582,176	31,849

The following chart shows the federal debt since 1990–91. The federal debt stood at 33.8 per cent of GDP in 2011–12, down from 33.9 per cent in 2010–11 and less than half of its post-World War II peak of 68.4 per cent at March 31, 1996.

Measures of Government Debt

The consolidated financial statements of the Government of Canada are presented on an accrual basis of accounting. On this basis, there are several generally accepted definitions of government debt.

Net debt represents the total liabilities of the Government less its financial assets. Financial assets include cash and cash equivalents, accounts receivable, foreign exchange accounts, and loans, investments and advances.

The accumulated deficit is equal to total liabilities less total assets—both financial and non-financial. Non-financial assets include tangible capital assets, such as land and buildings, inventories and prepaid expenses. The annual change in the accumulated deficit is equal to the budgetary balance plus other comprehensive income or loss.

Other comprehensive income or loss represents certain unrealized gains or losses on financial instruments and certain actuarial gains and losses related to pensions and other employee future benefits reported by enterprise Crown corporations and other government business enterprises. In accordance with accounting standards issued by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, other comprehensive income or loss is not included in the Government’s annual budgetary balance, but is instead recorded in the Government’s Consolidated Statement of Accumulated Deficit and Consolidated Statement of Change in Net Debt.

The federal debt, referred to in the budget documents and the Annual Financial Report of the Government of Canada, is the accumulated deficit. It is the federal government’s main measure of debt. The following table shows net debt and the federal debt at March 31, 2012.

Net Debt and the Federal Debt at March 31, 2012

	($ billions)	(% of GDP)

Total liabilities	967.7	56.2
Less: Financial assets	317.6	18.5
Net debt	650.1	37.8
Less: Non-financial assets	68.0	3.9
Federal debt (accumulated deficit)	582.2	33.8

Net Debt

The net debt is the difference between the Government’s total liabilities and its financial assets. Under this measure of debt, liabilities are reduced only by financial assets as non-financial assets cannot normally be converted to cash to pay off the debt without disrupting government operations. At the end of 2011–12, the Government’s net debt stood at $650.1 billion, up $33.2 billion from 2010–11.

The net debt ratio—net debt expressed as a percentage of GDP—measures debt relative to the ability of the country’s taxpayers to finance it. The following chart shows the net debt ratio since 1990–91. The ratio stood at 37.8 per cent in 2011–12, down 0.2 percentage points from a year earlier, and over 36 percentage points below its peak of 73.9 per cent in the mid-1990s.

International Comparisons of Government Debt

International comparisons of net debt are made on a total government, National Accounts basis, which for Canada includes the net debt of the federal, provincial/territorial and local governments, as well as the net assets held in the Canada Pension Plan and Québec Pension Plan. Further details on the calculation of Canada’s net debt, along with a reconciliation of federal net debt on a National Accounts basis and a Public Accounts basis, are provided in the annex.

Canada’s total government net debt-to-GDP ratio stood at 33.3 per cent in 2011, as shown in the following chart. This is by far the lowest level among G-7 countries, which the OECD estimates will record an average net debt of 80.4 per cent of GDP for that same year.

Financial Source/Requirement

The financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance, which measures revenues and expenses as they are earned or incurred rather than when the associated cash is received or paid.

There was a financial requirement of $32.4 billion in 2011–12, compared to a financial requirement of $46.2 billion in 2010–11. The decrease in the financial requirement reflects the improvement in the budgetary balance as well as a decrease in the financial requirement from transactions affecting the Government’s accounts payable and accounts receivable. These decreases were offset in part by an increase in the financial requirement from foreign exchange activities.

REVENUES

Revenues totalled $245.2 billion in 2011–12, up $8.1 billion, or 3.4 per cent, from 2010–11 (Table 4). The increase over the prior year was due primarily to growth in tax revenues from an expanding economy.

The following chart illustrates the composition of revenues for 2011–12. The largest source of federal revenues is personal income tax revenues, which accounted for 48.6 per cent of total revenues in 2011–12. The second largest source was corporate income tax revenues at 12.9 per cent. Goods and Services Tax (GST) revenues were 11.6 per cent of revenues while other taxes and duties were 6.0 per cent. Other revenues contributed 11.1 per cent of revenues in 2011–12, EI premium revenues contributed 7.6 per cent, and non-resident income tax revenues made up the remaining 2.2 per cent of revenues.

Personal income tax revenues increased by $5.8 billion, or 5.1 per cent, in 2011–12, reflecting gains in personal income.

Despite reductions in the corporate income tax rate, corporate income tax revenues increased by $1.7 billion, or 5.8 per cent, in 2011–12, reflecting continued growth in corporate profits.

Non-resident income tax revenues were up $0.2 billion, or 3.2 per cent, in 2011–12, largely due to prior-year reassessments.

Other taxes and duties increased by $0.2 billion, or 0.5 per cent, from the prior year, driven by a $0.3-billion, or 9.7-per-cent, increase in customs import duties. GST revenues were relatively stable as higher consumption was offset by timing issues related to input tax credits claimed relative to gross GST assessed. Energy taxes decreased by $14 million, and other excise taxes and duties decreased by $0.1 billion.

EI premium revenues increased by $1.1 billion, or 6.0 per cent, from the previous year, reflecting growth in insurable earnings and premium rates of $1.78 and $1.83 per $100 of insurable earnings for 2011 and 2012, respectively.

Other revenues decreased by $0.9 billion, or 3.0 per cent, in 2011–12. This decline was largely attributable to a $0.9-billion decrease in revenues from Crown corporations. Profits of enterprise Crown corporations decreased by $1.6 billion in 2011–12, reflecting an increase in expenses associated with provisions for credit losses and claims in 2011–12 and a net loss at Canada Post Corporation in 2011–12 compared to a net profit in 2010–11. This decrease also reflects one-time factors which raised 2010–11 revenues and did not recur in 2011–12, the most significant of which is gains realized in 2010–11 on the Government’s sale of common shares in General Motors as part of the automaker’s initial public offering in November 2010. This $1.6-billion decrease was partially offset by a $0.7-billion increase in revenues of consolidated Crown corporations, largely reflecting an increase in commercial trading operations of the Canadian Commercial Corporation.

The revenue ratio—revenues as a percentage of GDP—compares the total of all federal revenues to the size of the economy. This ratio is influenced by changes in statutory tax rates and by economic developments. The following chart illustrates the revenue ratio since 1990–91. The ratio stood at 14.2 per cent in 2011–12, down 0.3 percentage points from 2010–11, reflecting the impact of previously announced tax reduction measures and the decrease in other revenues. The ratio has been declining gradually since 2001–02, and is down significantly from an average of 18 per cent over the period 1996–97 to 2000–01. This decline is due primarily to tax reduction measures. Since 2008–09, the revenue ratio has been at its lowest level in more than 50 years.

Table 4

Revenues

	2010–11	2011–12	Net change
	($ millions)	($ millions)	($ millions)	(%)

Tax revenues
Income tax
Personal	113,457	119,269	5,812	5.1
Corporate	29,969	31,702	1,733	5.8
Non-resident	5,137	5,300	163	3.2
Total	148,563	156,271	7,708	5.2
Other taxes and duties
Goods and Services Tax	28,379	28,370	-9	0.0
Energy taxes	5,342	5,328	-14	-0.3
Customs import duties	3,520	3,862	342	9.7
Other excise taxes and duties	5,662	5,546	-116	-2.0
Total	42,903	43,106	203	0.5
Total tax revenues	191,466	199,377	7,911	4.1

Employment Insurance premium revenues	17,501	18,556	1,055	6.0

Other revenues
Crown corporations	12,937	12,024	-913	-7.1
Other programs	13,378	13,577	199	1.5
Net foreign exchange	1,809	1,669	-140	-7.7
Total	28,124	27,270	-854	-3.0
Total revenues	237,091	245,203	8,112	3.4

Note: Numbers may not add due to rounding.

EXPENSES

Expenses consist of program expenses and public debt charges. In 2011–12, expenses amounted to $271.4 billion, up $1.0 billion, or 0.4 per cent, from 2010–11.

The chart below shows the composition of expenses for 2011–12. Major transfers to persons (elderly, EI and children’s benefits) and major transfers to other levels of government (the Canada Health Transfer, the Canada Social Transfer, fiscal arrangements, transfers to provinces on behalf of Canada’s cities and communities, other transfers and the Quebec Abatement) were the two largest components of expenses in 2011–12, representing 25.2 per cent and 20.9 per cent of expenses, respectively.

The remaining elements of program expenses (other transfer payments, Crown corporation expenses, and operating expenses of departments and agencies, including National Defence) make up the Government’s direct program expenses. Operating costs of government departments and agencies, excluding National Defence, made up 18.3 per cent of total expenses in 2011–12. Operating costs include items such as salaries and benefits, amortization of facilities and equipment, and supplies. Operating expenses of National Defence accounted for 8.4 per cent of expenses. Other transfer payments, which include transfers made by various federal departments and agencies to individuals, businesses and other organizations and groups, made up 12.7 per cent of total expenses in 2011–12, and Crown corporation expenses accounted for 3.0 per cent of expenses.

Public debt charges amounted to 11.5 per cent of expenses in 2011–12. This is down from a peak of nearly 30 per cent in the mid-1990s, when public debt charges were the largest component of spending.

Program expenses amounted to $240.4 billion in 2011–12, up $0.8 billion, or 0.3 per cent, from 2010–11 (Table 5).

Within program expenses, major transfers to persons increased by $0.3 billion, or 0.4 per cent, in 2011–12.

•

Elderly benefits consist of Old Age Security and Guaranteed Income Supplement and Allowance payments. Total benefits were up $2.4 billion, or 6.8 per cent, in 2011–12, reflecting the introduction of the Guaranteed Income Supplement top-up benefit in July 2011, as well as growth in the elderly population and changes in consumer prices, to which benefits are fully indexed.

•

EI benefits consist of regular benefits, special benefits (sickness, maternity, parental, adoption and fishing) and work-sharing agreements. Total benefits decreased by $2.2 billion, or 11.1 per cent, in 2011–12, due mainly to a decrease in regular benefits, reflecting a lower unemployment rate.

•	Children’s benefits, which include the Canada Child Tax Benefit and the Universal Child Care Benefit, increased by $0.1 billion, or 0.6 per cent.

Major transfers to other levels of government include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), fiscal arrangements (Equalization, transfers to the territories, as well as a number of smaller transfer programs), transfers to provinces on behalf of Canada’s cities and communities, other transfers and the Quebec Abatement. These transfers increased by $4.0 billion, or 7.6 per cent, compared to 2010–11.

•

The CHT and CST—block-funded transfers—support health care, post-secondary education, social assistance and social services, including early childhood development. These programs provide support in the form of cash and tax transfers to the provinces and territories. Transfers in support of health and other social programs increased by $1.5 billion in 2011–12.

•

Total entitlements under fiscal arrangements increased by $1.6 billion in 2011–12, reflecting legislated growth in Equalization and Territorial Formula Financing payments, higher transfer protection payments to provinces, and payments under the 2005 Offshore Arrangements.

•	Transfers to provinces on behalf of Canada’s cities and communities increased by $0.5 billion in 2011–12.

•

Other transfers increased by $0.6 billion, reflecting $2.2 billion in federal assistance to Quebec for sales tax harmonization, offset in part by the recording of $1.6 billion receivable from British Columbia for the repayment of Harmonized Sales Tax transitional assistance.

•

The Quebec Abatement is a recovery from the Province of Quebec for an additional tax point transfer (16.5 points) above and beyond the CHT and CST tax point transfers. The $0.2-billion increase in this recovery was due to an increase in the value of personal income tax points in 2011–12 compared to 2010–11.

Direct program expenses decreased from $118.7 billion in 2010–11 to $115.2 billion in 2011–12, or 2.9 per cent.

•

Other transfer payments decreased by $5.5 billion, or 13.6 per cent, over the prior year. This decrease reflects declines across a number of departments, including a decline in infrastructure transfers, consistent with the wind-down of the stimulus phase of Canada’s Economic Action Plan, the revaluation of the Government’s liability to Ontario for the province’s one third participation in the value of the Government’s common shares in General Motors, and the wind-down in 2010–11 of Fiscal Equalization Offset Payments to Newfoundland and Labrador under the terms of the 1985 Canada-Newfoundland Atlantic Accord.

•	Other direct program expenses increased from $78.7 billion in 2010–11 to $80.7 billion in 2011–12, up $2.0 billion, or 2.5 per cent.

–	Expenses related to Crown corporations increased by $0.6 billion, or 8.1 per cent, compared to 2010–11, largely reflecting an increase in expenses of the Canadian Commercial Corporation under its commercial trading operations. These expenses are fully offset by revenues generated from these operations recorded as part of other revenues.

–	National Defence expenses increased by $1.5 billion, or 7.1 per cent.

–	All other departmental and agency expenses decreased by $0.2 billion, or 0.3 per cent, reflecting a decrease in expenses associated with the Government’s contingent liabilities, as well as a decrease in expenses associated with other employee future benefits, reflecting one-time costs recorded in 2010–11. These decreases were largely offset by the recording of a liability for expected workforce adjustment costs associated with departmental spending reductions announced in the March 29, 2012 budget, and an increase in bad debt expenses associated with tax receivables.

Public debt charges increased by $0.2 billion, or 0.5 per cent, to $31.0 billion in 2011–12, reflecting a higher stock of interest-bearing debt, offset in part by a decrease in the average effective interest rate on the stock of interest-bearing debt.

The following chart illustrates the interest ratio (public debt charges as a percentage of revenues) since 1990–91. This ratio has been decreasing in recent years, falling from 37.6 per cent in 1990–91 to 12.7 per cent in 2011–12. This means that, in 2011–12, the Government spent less than 13 cents of every revenue dollar on interest on the public debt. The lower the ratio, the more flexibility the Government has to address the key priorities of Canadians.

Table 5

Expenses

	2010–11	2011–12	Net change
	($ millions)	($ millions)	($ millions)	(%)

Major transfers to persons
Elderly benefits	35,629	38,045	2,416	6.8
Employment Insurance benefits	19,850	17,647	-2,203	-11.1
Children’s benefits	12,656	12,726	70	0.6
Total	68,135	68,418	283	0.4

Major transfers to other levels of government
Support for health and other social programs	37,210	38,688	1,478	4.0
Fiscal arrangements	17,577	19,188	1,611	9.2
Canada’s cities and communities	1,751	2,206	455	26.0
Other transfers		641	641
Quebec Abatement	-3,751	-3,929	-178	4.7
Total	52,787	56,794	4,007	7.6

Direct program expenses
Other transfer payments	39,967	34,513	-5,454	-13.6
Other direct program expenses
Crown corporations	7,584	8,198	614	8.1
National Defence	21,273	22,783	1,510	7.1
All other departments and agencies	49,846	49,691	-155	-0.3
Total other direct program expenses	78,703	80,672	1,969	2.5
Total direct program expenses	118,670	115,185	-3,485	-2.9
Total program expenses	239,592	240,397	805	0.3
Public debt charges	30,871	31,026	155	0.5
Total expenses	270,463	271,423	960	0.4

Note: Numbers may not add due to rounding.

THE BUDGETARY BALANCE AND FINANCIAL SOURCE/REQUIREMENT

The budgetary balance is the most comprehensive measure of the federal government’s fiscal results. It is presented on an accrual basis of accounting, recording government expenses when they are incurred, regardless of when the cash payment is made, and recording tax revenues when earned, regardless of when the cash is received.

In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. It differs from the budgetary balance in that it includes cash transactions in loans, investments and advances, public sector pension accounts, other specified purpose accounts, foreign exchange activities, and changes in other financial assets, liabilities and non-financial assets. These activities are included as part of non-budgetary transactions.

Non-budgetary transactions also include adjustments for the effects of non-cash items included in the budgetary balance and for any accruals of past or future cash receipts or payments. Examples of non-cash items include amortization of tangible capital assets, pension expenses not funded in the period, and the recognition of previously deferred revenue.

Non-budgetary transactions resulted in a net requirement for funds amounting to $6.2 billion in 2011–12, compared to a net requirement for funds of $12.8 billion in 2010–11.

With a budgetary deficit of $26.2 billion and a net requirement from non-budgetary transactions of $6.2 billion, there was a financial requirement of $32.4 billion in 2011–12, compared to a financial requirement of $46.2 billion in 2010–11 (Table 6).

The Government financed this financial requirement of $32.4 billion and increased its cash balances by $2.8 billion by increasing unmatured debt by $35.2 billion. The increase in unmatured debt was achieved largely through the issuance of marketable bonds.

Cash balances at the end of March 2012 stood at $17.1 billion, up $2.8 billion from their level at the end of March 2011. Under the Government’s new prudential liquidity plan, as set out in the Debt Management Strategy for 2011–12, the Government’s liquidity position will increase by about $35 billion by the end of 2013–14. Government deposits held with financial institutions and the Bank of Canada will increase by about $25 billion and liquid foreign exchange reserves will increase by US$10 billion. When the prudential liquidity plan is fully implemented, the Government’s overall liquidity levels will cover at least one month of the net projected cash requirements, including interest payments and debt refinancing needs. Included in the $17.1-billion balance of cash at March 31, 2012 is $4 billion which has been designated as a deposit held with respect to prudential liquidity management.

Table 6

Budgetary Balance, Financial Source/Requirement

and Net Financing Activities

$ billions

	2010–11	2011–12

Deficit for the year	-33.4	-26.2

Non-budgetary transactions
Pensions and other accounts
Public sector pensions	3.3	2.8
Other employee and veteran future benefits	4.0	2.3
Other liabilities	-0.3	0.6
Total	7.0	5.7

Non-financial assets	-3.2	-1.4

Loans, investments and advances	-3.7	0.0

Other transactions
Accounts payable, receivable, accruals and allowances	-11.3	-2.0
Foreign exchange activities	-1.6	-8.5
Total	-12.9	-10.5

Total non-budgetary transactions	-12.8	-6.2

Financial requirement	-46.2	-32.4

Net change in financing activities
Marketable bonds (Canadian currency)	48.1	32.1
Treasury bills	-12.9	0.2
Retail debt	-1.7	-1.2
Other	-1.5	4.1
Total	32.0	35.2

Change in cash balances	-14.1	2.8

Cash at end of year	14.3	17.1

Note: Numbers may not add due to rounding.

FEDERAL DEBT

Liabilities

The Government’s liabilities consist of interest-bearing debt and accounts payable and accrued liabilities. Interest-bearing debt includes unmatured debt, liabilities for pensions and other employee future benefits, and other liabilities. At March 31, 2012, interest-bearing debt amounted to $842.7 billion, up $40.9 billion from a year earlier (Table 7). Within interest-bearing debt, unmatured debt increased by $35.2 billion while liabilities for pensions and other employee future benefits increased by $5.1 billion. Other liabilities, which include deposit and trust accounts and other specified purpose accounts, increased by $0.6 billion. The increase in unmatured debt, mainly marketable bonds, primarily reflects financing requirements associated with the budgetary deficit.

Accounts payable and accrued liabilities amounted to $125.0 billion at March 31, 2012, up $5.9 billion from the close of 2010–11. The increase is largely attributable to a $2.3-billion increase in taxes payable and $3.5-billion increase in other accounts payable and accrued liabilities. The $3.5-billion increase in other accounts payable and accrued liabilities reflects a number of factors including the recording of a liability for expected workforce adjustment costs, a $2.7-billion increase in liabilities under provincial, territorial and Aboriginal tax agreements, and the accrual of $2.2 billion in federal assistance to Quebec for sales tax harmonization. These increases were offset in part by reductions in accounts payable and accrued liabilities during the year due to the payment of $1.9 billion in final installments to British Columbia and Ontario for Harmonized Sales Tax transitional assistance accrued in 2009–10 and to the amortization of deferred spectrum licence fees received in 2008–09. These fees are being recognized as part of other revenues on a straight-line basis over the 10-year term of the licences.

Assets

The Government’s assets consist of financial assets (cash and other accounts receivable, including tax receivables; foreign exchange accounts; and loans, investments and advances) and non-financial assets (tangible capital assets, inventories and prepaid expenses).

Financial assets totalled $317.6 billion at March 31, 2012, up $13.6 billion from March 31, 2011.

Cash and other accounts receivable increased by $3.4 billion.

Tax receivables increased by $7.4 billion, reflecting growth in tax revenues and a full year of Harmonized Sales Tax in British Columbia and Ontario.

Foreign exchange accounts increased by $8.5 billion over the prior year, due mainly to an increase in the Government’s international reserves held in the Exchange Fund Account, consistent with the Government’s new prudential liquidity plan.

The Government’s investment in enterprise Crown corporations and other government business enterprises decreased by $5.0 billion in 2011–12, as the increase in the value of the Government’s investment due to net profits recorded by these corporations and enterprises during the year was more than offset by other comprehensive losses recorded by Crown corporations and by one-time adjustments arising from their transition to IFRS accounting standards. The Government’s investment was further reduced as a result of dividends paid by Crown corporations during the year and a share repurchase by the Business Development Bank of Canada.

Loans and advances to enterprise Crown corporations decreased by $2.0 billion in 2011–12, due mainly to a decrease in loans to Crown corporations under the consolidated borrowing framework.

Other loans, investments and advances decreased by $0.6 billion, from $22.9 billion to $22.3 billion, reflecting the repayment during the year of loans issued to Chrysler, as well as an increase in the Government’s allowance against the value of its loans, investments and advances to reflect reductions from the recorded value of these assets to their approximate net realizable value. These decreases were offset in part by the recording of a receivable from British Columbia for the repayment of Harmonized Sales Tax transitional assistance and increases in the Government’s loans and advances to international organizations.

The Government’s net debt (total liabilities less financial assets) stood at $650.1 billion at March 31, 2012, up $33.2 billion from March 31, 2011.

Non-financial assets amounted to $68.0 billion at March 31, 2012, up $1.4 billion from March 31, 2011.

Federal Debt (Accumulated Deficit)

With total liabilities of $967.7 billion, financial assets of $317.6 billion and non-financial assets of $68.0 billion, the federal debt (accumulated deficit) stood at $582.2 billion at March 31, 2012, up $31.8 billion from March 31, 2011. The federal debt stood at 33.8 per cent of GDP at March 31, 2012, down from 33.9 per cent the previous year.

Table 7

Outstanding Debt at Year-End

$ billions

	2010–11	2011–12

Liabilities
Accounts payable and accrued liabilities	119.1	125.0
Interest-bearing debt
Unmatured debt	591.2	626.4
Pensions and other future benefits	204.3	209.4
Other liabilities	6.3	6.9
Total interest-bearing debt	801.8	842.7
Total liabilities	920.9	967.7

Financial assets
Cash and other accounts receivable	18.3	21.7
Tax receivables	78.6	86.0
Foreign exchange accounts	48.5	57.0
Loans, investments and advances	158.5	152.9
Total financial assets	304.0	317.6
Net debt	616.9	650.1

Non-financial assets
Tangible capital assets	57.7	59.0
Inventories	6.8	7.0
Prepaid expenses	2.1	1.9
Total non-financial assets	66.6	68.0
Federal debt (accumulated deficit)	550.3	582.2

Note: Numbers may not add due to rounding.

COMPARISON OF ACTUAL BUDGETARY OUTCOMES

TO PROJECTED RESULTS

This section compares the actual outcome for the major components of the budgetary balance for 2011–12 to the Government’s most recent projections for 2011–12 set out in the March 2012 budget. The Government estimated a deficit of $24.9 billion for 2011–12 in the March 2012 budget. The final audited budgetary deficit for 2011–12 was $26.2 billion.

Revenues were $2.8 billion lower than expected, largely reflecting lower-than-expected tax revenues, which were affected by the slowing of economic growth at the end of the fiscal year. Program expenses were $1.5 billion lower than forecast, reflecting lower-than-expected year-end accrual adjustments.

Table 8

Comparison of Actual Outcomes to March 2012 Budget

$ billions

	Actual	March 2012 Budget[1]	Difference

Revenues
Personal income tax	119.3	120.9	-1.6
Corporate income tax	31.7	32.6	-0.9
Non-resident income tax	5.3	5.2	0.1
Other taxes and duties	43.1	44.1	-1.0
Employment Insurance premium revenues	18.6	18.7	-0.1
Other revenues	27.3	26.6	0.7
Total	245.2	248.0	-2.8
Program expenses
Major transfers to persons
Elderly benefits	38.0	38.1	-0.1
Employment Insurance benefits	17.6	17.5	0.1
Children’s benefits	12.7	12.8	-0.1
Total	68.4	68.5	-0.1
Major transfers to other levels of government
Support for health and other social programs	38.7	38.7	0.0
Fiscal arrangements	19.2	19.2	0.0
Canada’s cities and communities	2.2	2.3	-0.1
Other transfers	0.6	0.6	0.0
Quebec Abatement	-3.9	-3.9	0.0
Total	56.8	56.9	-0.1
Direct program expenses	115.2	116.5	-1.3
Total program expenses	240.4	241.9	-1.5
Public debt charges	31.0	31.0	0.1
Budgetary outcome/estimate	-26.2	-24.9	-1.4

Note: Numbers may not add due to rounding.

1 Comparative figures from the March 2012 budget have been reclassified to conform to the presentation in the audited consolidated financial statements.

INDEPENDENT AUDITOR’S REPORT

To the Minister of Finance

The accompanying condensed consolidated financial statements, which comprise the condensed consolidated statement of financial position as at 31 March 2012, the condensed consolidated statement of operations and accumulated deficit, condensed consolidated statement of change in net debt and condensed consolidated statement of cash flow for the year then ended, and related notes, are derived from the audited consolidated financial statements of the Government of Canada for the year ended 31 March 2012. I expressed an unmodified audit opinion on those consolidated financial statements in my report dated 30 August 2012.

The condensed consolidated financial statements do not contain all the disclosures required by Canadian public sector accounting standards. Reading the condensed consolidated financial statements, therefore, is not a substitute for reading the audited consolidated financial statements of the Government of Canada.

The Government’s Responsibility for the Condensed Consolidated Financial Statements

The Government is responsible for the preparation of the condensed consolidated financial statements on the basis described in Note 1.

Auditor’s Responsibility

My responsibility is to express an opinion on the condensed consolidated financial statements based on my procedures, which were conducted in accordance with Canadian Auditing Standard (CAS) 810, “Engagements to Report on Summary Financial Statements”.

Opinion

In my opinion, the condensed consolidated financial statements derived from the audited consolidated financial statements of the Government of Canada for the year ended 31 March 2012 are a fair summary of those consolidated financial statements, on the basis described in Note 1.

Michael Ferguson, FCA

Auditor General of Canada

30 August 2012

Ottawa, Canada

2 4 0 r u e S p a r k s S t r e e t , O t t a w a , o n t a r i o , K 1 A O G 6

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF THE GOVERNMENT OF CANADA

The fundamental purpose of these condensed consolidated financial statements is to provide an overview of the financial affairs and resources for which the Government is responsible under authority granted by Parliament. Responsibility for the integrity and objectivity of these statements rests with the Government.

Table 9

Government of Canada

Condensed Consolidated Statement of Operations and Accumulated Deficit

for the Year Ended March 31, 2012

$ millions

	2012 Budget[1]		2012 Actual	2011 Actual

Revenues
Income tax revenues	157,845		156,271	148,563
Other taxes and duties	44,848		43,106	42,903
Employment insurance premiums	18,851		18,556	17,501
Other revenues	27,555		27,270	28,124
Total revenues	249,099		245,203	237,091

Expenses
Transfer payments
Old age security benefits and related payments	37,990		38,045	35,629
Major transfer payments to other levels of government	58,208		56,794	52,787
Employment insurance benefits	19,516		17,647	19,850
Children’s benefits	13,062		12,726	12,656
Other transfer payments	39,539		34,513	39,967
Total transfer payments	168,315		159,725	160,889
Other program expenses	80,085		80,672	78,703
Total program expenses	248,400		240,397	239,592
Public debt charges	32,958		31,026	30,871
Total expenses	281,358		271,423	270,463

Annual deficit	32,259		26,220	33,372

Accumulated deficit at beginning of year	550,327	[2]	550,327	519,097

Transition adjustment (Note 3)			3,337

Other comprehensive loss or income (-)			2,292	-2,142

Accumulated deficit at end of year	582,586		582,176	550,327

Certain comparative figures have been reclassified to conform to the current year’s presentation.

The accompanying notes are an integral part of these statements.

[1]

Derived from the June 2011 Budget Plan (Budget 2011). Budget 2011 amounts have been restated to reflect the reclassification of Canada Mortgage and Housing Corporation - Minister’s Account from a consolidated Crown corporation to an enterprise Crown corporation in 2011-2012. This restatement has resulted in a $2,217 million decrease in budgeted Crown corporation expenses and a $2,217 million increase in budgeted expenses for other transfer payments, with no overall impact on the 2011-2012 annual deficit.

[2]	Adjusted to the actual closing amount of the previous year.

Table 10

Government of Canada

Condensed Consolidated Statement of Financial Position

as at March 31, 2012

$ millions

	2012	2011

Liabilities
Accounts payable and accrued liabilities	125,003	119,060
Interest-bearing debt
Unmatured debt	626,352	591,155
Pension and other future benefits	209,426	204,341
Other liabilities	6,933	6,315
Total interest-bearing debt	842,711	801,811
Total liabilities	967,714	920,871

Financial assets
Cash and accounts receivable	107,662	96,907
Foreign exchange accounts	56,997	48,507
Loans, investments and advances	152,920	158,549
Total financial assets	317,579	303,963
Net debt	650,135	616,908

Non-financial assets
Tangible capital assets	59,047	57,668
Other	8,912	8,913
Total non-financial assets	67,959	66,581
Accumulated deficit	582,176	550,327

The accompanying notes are an integral part of these statements.

Table 11

Government of Canada

Condensed Consolidated Statement of Change in Net Debt

for the Year Ended March 31, 2012

$ millions

	2012 Budget[1]		2012 Actual	2011 Actual

Net debt at beginning of year	616,908	[2]	616,908	582,472

Transition adjustment (Note 3)			3,337

Change in net debt during the year
Annual deficit	32,259		26,220	33,372
Acquisition of tangible capital assets	8,130		6,976	8,061
Amortization of tangible capital assets	-4,930		-4,859	-4,756
Other	-260		-739	-99
Net increase in net debt due to operations	35,199		27,598	36,578
Other comprehensive loss or income (-)			2,292	-2,142
Net increase in net debt	35,199		29,890	34,436
Net debt at end of year	652,107		650,135	616,908

The accompanying notes are an integral part of these statements.

[1]	Derived from Budget 2011.

[2]	Adjusted to the actual closing amount of the previous year.

Table 12

Government of Canada

Condensed Consolidated Statement of Cash Flow

for the Year Ended March 31, 2012

$ millions

	2012	2011

Cash used by operating activities
Annual deficit	-26,220	-33,372
Items not affecting cash	-2,773	-8,293
	-28,993	-41,665
Cash used by capital investment activities	-6,312	-7,614
Cash provided by investing activities	3,761	2,872
Total cash used before financing activities	-31,544	-46,407
Cash provided by financing activities	34,364	32,280
Net increase or decrease (-) in cash	2,820	-14,127
Cash and cash equivalents at beginning of year	14,323	28,450
Cash and cash equivalents at end of year	17,143	14,323
Supplementary information
Cash used for interest	16,899	15,854

The accompanying notes are an integral part of these statements.

Notes to the Condensed Consolidated Financial Statements

of the Government of Canada

1. Applied Criteria in the Preparation of the Condensed Consolidated Financial Statements

The criteria applied by the Government in the preparation of these condensed consolidated financial statements are as follows:

i.	These condensed consolidated financial statements are extracted from the audited consolidated financial statements included in Section 2 of Volume I of the Public Accounts of Canada 2012, which are expected to be tabled in Parliament later this year.

ii.	The condensed consolidated financial statements are in agreement with the related information in the audited consolidated financial statements and contain the information necessary to avoid distorting or obscuring matters disclosed in the related complete consolidated financial statements, including the notes thereto.

iii.	As these condensed consolidated financial statements are, by their nature, summarized, they do not include all disclosures required by Canadian public sector accounting standards.

iv.	Readers interested in the disclosure of more detailed data should refer to the audited consolidated financial statements in the Public Accounts of Canada.

2. Summary of Significant Accounting Policies

The reporting entity of the Government of Canada includes all of the government organizations which comprise the legal entity of the Government as well as other government organizations, including Crown corporations, which are separate legal entities but are controlled by the Government. The financial activities of all of these entities, except for enterprise Crown corporations and other government business enterprises, are consolidated in these financial statements on a line-by-line and uniform basis of accounting after eliminating significant intergovernmental balances and transactions. Enterprise Crown corporations and other government business enterprises, which are not dependent on the Government for financing their activities, are recorded under the modified equity method. The Canada Pension Plan, which includes the assets of the Plan under the administration of the Canada Pension Plan Investment Board, is excluded from the reporting entity because changes to the Plan require the agreement of two thirds of participating provinces and it is therefore not controlled by the Government.

The Government accounts for transactions on an accrual basis, using the Government’s accounting policies that are described in Note 1 to its audited consolidated financial statements, which are based on Canadian public sector accounting standards. The use of these stated accounting policies does not result in any significant differences from Canadian public sector accounting standards.

Financial assets recorded on the Condensed Consolidated Statement of Financial Position can provide resources to discharge liabilities or finance future operations and are recorded at the lower of cost or net realizable value. Non-financial assets cannot normally be converted into cash to finance future operations without disrupting government operations; they are recorded at cost less accumulated amortization. Liabilities are recorded at the estimated amount ultimately payable, adjusted for the passage of time, as required. Obligations for pensions and other future benefits are determined on an actuarial basis. Allowances for valuation are established for loans, investments and advances, as well as for loan guarantees and other obligations.

Some amounts in these condensed consolidated financial statements are based on estimates and assumptions made by the Government. These are based on facts and circumstances available at the time the estimates and assumptions are made, historical loss experience and general economic conditions. By their nature, such estimates are subject to measurement uncertainty. The effect of changes to such estimates and assumptions in future periods could be significant to the financial statements. Some of the more significant estimates used in these financial statements affect the accrual of tax revenues and obligations for pensions and other future benefits.

3. Transition Adjustment

For fiscal years beginning on or after January 1, 2011, enterprise Crown corporations and other government business enterprises transitioned from Canadian Generally Accepted Accounting Principles to International Financial Reporting Standards (IFRS). The most significant impact of the transition to IFRS was in the area of pensions and other employee future benefits, more specifically, the recognition of actuarial gains and losses. As a result of this transition, certain opening balances of these condensed consolidated financial statements were affected. The opening balance of the investment in enterprise Crown corporations and other government business enterprises decreased by $3,337 million. The opening balances of net debt and accumulated deficit both increased by $3,337 million and the opening balance of accumulated other comprehensive income increased by $459 million.

4. Contractual Obligations

Contractual obligations that will materially affect the level of future expenditures include transfer payment agreements, acquisitions of property and equipment and goods and services, operating leases and funding of international organizations. At March 31, 2012, contractual obligations amount to $68,247 million ($75,924 million in 2011), of which $24,009 million pertains to fiscal year 2013.

5. Contingent Liabilities

Contingent liabilities arise in the normal course of operations and their ultimate disposition is unknown. The Government’s contingent liabilities include guarantees provided by the Government, callable share capital in international organizations, environmental liabilities, claims and pending and threatened litigation, and insurance programs of agent enterprise Crown corporations.

i.	Guarantees provided by the Government include guarantees on the borrowings of enterprise Crown corporations and other government business enterprises, loan guarantees, insurance programs managed by the Government, and other explicit guarantees. At March 31, 2012, these guarantees amount to $250,434 million ($236,509 million in 2011) for which an allowance of $506 million ($592 million in 2011) has been recorded. Of the total amount guaranteed, $242,328 million ($227,642 million in 2011) relates to guarantees on the borrowings of agent enterprise Crown corporations for which no allowance (nil in 2011) has been recorded.

ii.	The Government has callable share capital in certain international organizations that could require payments to those agencies. At March 31, 2012, callable share capital amounts to $25,051 million ($25,479 million in 2011).

iii.	Environmental liabilities are accrued to record the estimated costs related to the remediation of contaminated sites and future asset restoration where the Government is obligated or likely obligated to incur such costs. At March 31, 2012, the Government has recorded environmental liabilities of $8,362 million ($7,745 million in 2011).

The Government has estimated additional clean-up costs for remediation of contaminated sites for which it may be potentially liable of $1,057 million ($1,044 million in 2011). In addition, the Government has estimated further clearance costs related to unexploded explosive ordnance affected sites ranging from $180 million to $524 million. These future costs are not accrued as the Government’s obligation to incur these costs is not determinable.

iv.	There are thousands of claims and pending and threatened litigation cases outstanding against the Government. While the total amount claimed in these actions is significant, their outcomes are not determinable. The Government has recorded an allowance for claims and litigation where it is likely that there will be a future payment and a reasonable estimate of the loss can be made. Claims and litigation for which the outcome is not determinable and a reasonable estimate can be made amount to approximately $4,769 million ($4,211 million in 2011). Certain large and significant claims relate to comprehensive land claims, assessed taxes under objection or appeal, and public sector pensions litigation.

v.	At March 31, 2012, insurance in force relating to self-sustaining insurance programs operated by three agent enterprise Crown corporations amounts to $1,589,869 million ($1,473,068 million in 2011). The Government expects that all three corporations will cover the cost of both current claims and possible future claims.

ANNEX

OECD MEASURE OF TOTAL GOVERNMENT NET DEBT

International comparisons of net debt are made on a total government, National Accounts basis, which for Canada includes the net debt of the federal, provincial/territorial and local governments, as well as the net assets held in the Canada Pension Plan (CPP) and Québec Pension Plan (QPP).

The following table provides a breakdown of Canada’s net debt for 2010, the most recent year for which final estimates have been published by the OECD.

OECD Measure of Total Government Net Debt on a National Accounts Basis, 2010

	($ billions)	(% of GDP)

Total federal net debt	413.5	25.5
Add: Net debt of provincial/territorial and local governments	256.1	15.8
Net assets of the CPP/QPP	-175.0	-10.8
Total government net debt	494.6	30.4

Source: Statistics Canada.

The primary difference between National Accounts federal net debt as published by the OECD and federal net debt on a Public Accounts basis relates to the Government’s liabilities for federal public sector pensions and other employee and veteran future benefits. In order to enhance comparability, these liabilities are excluded from the measurement of Canada’s net debt for international comparison purposes as the vast majority of advanced economies do not record such liabilities. The following table presents a reconciliation between the two measures of federal net debt.

Reconciliation of Federal Net Debt on a National Accounts

and a Public Accounts Basis

	($ billions)	(% of GDP)

Net debt (Public Accounts basis)	616.9	38.0
Less: Liability for public sector pensions	146.1	9.0
Liability for other employee and veteran future benefits	58.2	3.6
Other[1]	-0.9	-0.1
Total federal net debt (National Accounts basis)	413.5	25.5

Sources: Statistics Canada and Public Accounts of Canada 2011.

[1]

Other includes timing differences (National Accounts data are as of December 31), differences in the universe covered by each accounting system, and differences in accounting treatments of various transactions such as capital gains and asset valuations.